

Mail Stop 4720

November 9, 2017

Erxin Zeng
Chief Executive Officer and Chairman of the Board
Golden Bull Limited
707 Zhang Yang Road, Sino Life Tower, F35
Pudong, Shanghai, China 200120

> **Re: Golden Bull Limited**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted October 31, 2017**
> **CIK No. 0001710350**

Dear Mr. Zeng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2017 letter.

General

1. We note your disclosure that you attract borrowers primarily through lending and guarantee companies (page 64), that you have been dependent on a limited number of lending and guarantee companies (page 83), and that lending and guarantee companies are under no contractual obligation to continue partnering with you. Please revise to disclose the approximate number of lending and guarantee companies you partner with and disclose any concentrations in the volume of business transacted with a particular lending or guarantee company. Refer to ASC 275-10-50 for guidance.

Prospectus Summary, page 1

2.   We note your new risk factor on page 47 regarding the substantial influence possessed by Messrs. Zeng and Liu. Please disclose this risk in your prospectus summary, too, or tell us why you believe such disclosure is unnecessary. Please refer to Item 3 to Form F-1, Item 503 of Regulation S-K, and Instruction to Paragraph 503(a) thereunder.

The Offering, page 10

3.   We note the revised terms of your underwriting agreement. Please disclose whether the estimates of your offering proceeds assume placement discounts and commissions of 8%, 4%, or some combination thereof. Please make corresponding revisions to your Use of Proceeds section.

Use of Proceeds, page 49

4.   We note your revisions in response to comment 6 as well as your disclosure on the cover page that you "will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China." Please disclose the amount of your proceeds, if any, that you believe you will be able to remit to China immediately following the completion of the offering. If the proceeds you are able to remit to China immediately following your offering are materially less than your minimum offering amount, please disclose whether you still "expect to allocate amounts in approximately the same percentages" as outlined.

Description of Share Capital

Ordinary shares, page 110

5.   We note your revisions in response to comment 4 as well as your disclosure on page 5 that you are exempt from the proxy rules as a foreign private issuer. Please disclose whether you are required under Cayman Islands law to provide shareholders with a proxy statement designating a proxy at your meeting or if shareholders are personally responsible for designating an individual to serve as their proxy and attend the meeting in person on their behalf, in accordance with paragraphs 57 through 60 of your Articles of Association, attached as Exhibit 3.3. In addition, regarding the percentage of paid-up capital required to demand a poll vote, please clarify for us whether it is 15%, as your revised disclosure on page 110 indicates, or 10%, as paragraph 40 of your Articles of Association indicate, and revise your disclosure as necessary.

Warrants, page 112

6.   Please disclose the terms of the warrants issued to your underwriters and being registered in this offering.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Ari Edelman, Esq.